January 11, 2010

VIA EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-8561
Attention:	Mr. H. Christopher Owings
Mr. Scott Anderegg

Re:	General Finance Corporation

Registration Statement on Form S-1
Filed June 30, 2009
File No. 333-160338

Dear Messrs. Owings and Anderegg:

This letter is being submitted in response to comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) by letter dated July 13, 2009 with respect to the Registration Statement on Form S-1 filed by General Finance Corporation (the “Company”) with the SEC on June 30, 2009 (the “Form S-1”). The numbering of the paragraphs below corresponds to the numbering in the comment letter, the text of which is incorporated into this response letter for convenience.

Staff Comments and Company Responses

1.
We note that your registration statement covers the resale of common shares that are being offered by your Chief Executive Officer and a director or their affiliates in large amounts. Generally, we view resale transactions by related parties of this amount as an offering “by or on behalf of the issuer” for purposes of Rule 415 of Regulation C. The company is not eligible to make an at-the-market offering under Rule 415(a)(4) of Regulation C because it is not eligible to make an offering under Rule 415(a)(1)(x) of Regulation C. Please revise your registration statement to price those shares and disclose that these parties will conduct their offering at the fixed price for the duration of the offering. Please make clear that these persons are underwriters of this offering. Revise your prospectus statement to price those shares and disclose that these parties will conduct their offering at the fixed price for the duration of the offering. Please make clear that these persons are underwriters of this offering. Revise your prospectus accordingly, including your cover page, prospectus summary (selling stockholders) and plan of distribution section.

           The Company acknowledges the Staff’s comment and respectfully advises that in response Ronald F. Valenta (“Valenta”) and Ronald L. Havner, Jr.  (“Havner”) have elected to withdraw their shares from the offering.  The S-1 therefore only seeks to register 100,000 shares of common stock held by D. E. Shaw Laminar Portfolios, L.L.C. (“Laminar”), a former stockholder of Mobile Office Acquisition Corporation (“MOAC”).  MOAC was acquired by the Company on October 1, 2008.  No representatives of Laminar serve on the board of directors of the Company or any of its subsidiaries.

Registration Cover Page

2.
We note that you have not included a box indicating that the securities are being offered on a delayed or continuous basis pursuant to Rule 415. However, from a description of the offering, it appears that you are offering the securities on a delayed or continuous basis. If so, please include and check the box for Rule 415. Otherwise, explain to us why your offerings are not delayed or continuous.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will check the box indicating that the securities are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, in the Amendment.

Security Ownership of Certain Beneficial Ownership and Management, page 71

3.	Please provide the percentages of ownership for your shareholders above one percent as well as your officers and directors as a group.

The Company respectfully advises the Staff that it will provide the percentages of beneficial ownership for the Company’s stockholders above 1%, as well as the Company’s officers and directors as a group, in the Amendment.

Signatures, page II-7

4.
In the introductory paragraph before the signature on behalf the registrant, please revise to refer to your Registration Statement on Form S-1 and not to your post-effective amendment. Also, the power of attorney provided by directors in connection with your previous registration statement and post effective amendments to that registration statement may not be used for this new registration statement. Please provide original signatures for your next amendment of this registration statement. In addition, you must include the designation of your principal accounting officer or controller. See the instructions to the signature section of Form S-1.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the introductory paragraph before the signature on behalf the Company in the Amendment will refer to the Form S-1 and not to a post-effective amendment, and that the Amendment will include original signatures, and the designations, of the Company’s principal executive officer, principal financial officer, controller or principal accounting officer and at least a majority of the members of the Company’s board of directors, or persons performing similar functions, as required under the Instructions to the Registration Statement on Form S-1.

Exhibit 5.1

5.	We note that the legal opinion has blanks for the registration number. Please re-file your complete legal opinion in your next amendment.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the complete legal opinion, which shall include the registration number of the Form S-1, will be filed with the Amendment.

* * * * * * * * * *

The Company respectfully requests the Staff’s assistance in completing the review of this response letter at its earliest convenience. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to the undersigned at (626) 584-9722 x1008.

Sincerely,

/s/ Christopher A. Wilson
Christopher A. Wilson
General Finance Corporation
General Counsel & Vice President

cc:           Ronald F. Valenta, General Finance Corporation